SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                          For the month of October 2002

                             DASSAULT SYSTEMES S.A.
             (Exact Name of Registrant as Specified in its Charter)

         9, Quai Marcel Dassault, B.P. 310, 92156 Suresnes Cedex, France
              (Address of Registrant's Principal Executive Office)

        (Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

                 Form 20-F  X                          Form 40-F __
                           ---


  (Indicate by check mark whether the Registrant, by furnishing the information contained in this Form, is also thereby furnishing the
            information to the Commission pursuant to Rule 12g3-2(b)
                   under the Securities Exchange Act of 1934)

                      Yes __                               No  X
                                                              ---


       (If "Yes" is marked, indicate below the file number assigned to the
                            Registrant in connection
                                      with
                             Rule 12g3-2(b): ______)

                                   ENCLOSURES:

Dassault Systemes S.A. (the "Company") is furnishing under cover of Form 6-K:

     - a press release dated October 28, 2002, announcing the signature of a Consulting and Services partnership around Dassault Systemes' 3D Product Lifecycle Management solutions with Axiom Systems; and

     - a press release dated October 29, 2002, announcing the release of Version 5 Release 10 (V5R10) of their PLM portfolio, comprised of CATIA for collaborative product development, and ENOVIA and SMARTEAM for collaborative life cycle management. Concurrently, Dassault Systemes announced V5R10 of DELMIA for lean manufacturing processes engineering.


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


                       Axiom Systems and Dassault Systemes
      form Product Lifecycle Management Consulting and Services Partnership


              Axiom Systems to provide North American manufacturers with services based on Dassault Systemes' 3D PLM solutions


Atlanta, Ga., USA, Montreal, Canada and Paris, France - October 28, 2002 - Dassault Systemes (Nasdaq: DASTY; Euronext Paris: #13065, DSY.PA) and Axiom Systems Inc., today announced the signing of a Consulting and Services partnership around Dassault Systemes' 3D Product Lifecycle Management solutions
- CATIA, ENOVIA, and SMARTEAM.

Under the terms of the partnership, Axiom Systems will provide Dassault Systemes' North American aerospace, automotive, consumer goods, and shipbuilding customers with integrated solutions for developing products and managing their life cycle. Based in Alpharetta, Georgia, Axiom Systems offers a wide range of services such as business process analysis, systems integration, software application customization, and project management.

The partnership will combine the industry-specific expertise and PLM knowledge of Axiom Systems and Dassault Systemes Services division with Dassault Systemes' unique portfolio of 3D PLM solutions. Based on their long working history, Dassault Systemes and Axiom Systems will continue to address existing joint customer requirements as well as explore new business opportunities.

"We are committed to Dassault Systemes' 3D PLM vision because we believe it brings immense value to our customers," said Vijay Vasandani, president, Axiom Systems. "We have helped transform a number of manufacturers into true digital enterprises thanks to Dassault Systemes' 3D PLM solutions. This partnership furthers our ability to combine skills, experience, and domain expertise and offer our customers a better choice of value-added solutions and deployment services."

"This new partnership with a PLM-focused company like Axiom Systems is in line with the goal of our partnership program," said Bruce Van Nus, vice president of services, Dassault Systemes (Americas). "Our object is to leverage the 3D PLM expertise of our service partners to develop genuine value-added solutions for our customers."

                                       ###

About Axiom Systems
Axiom Systems, founded in 1994, is an Enterprise Technology Company providing solutions and services to address the engineering and manufacturing enterprise. With a focus on software used to manage the creation of new products, Axiom Systems provides deployment services for its customers, including business process analysis, systems integration, software customization and project management services. For more information, please visit the company's website at http://www.axiomsys.com


About Dassault Systemes

As world leader in 3D PLM (three-dimensional Product Lifecycle Management) solutions, the Dassault Systemes group brings value to more than 55,000 customers in 80 countries. A pioneer in the 3D software market since 1981, Dassault Systemes develops and markets 3D PLM application software and services that support industrial processes and provide a 3D vision of the entire life cycle of products from conception to retirement. Its offering includes 3D PLM integrated solutions for product development (CATIA, DELMIA, ENOVIA, SMARTEAM), mainstream product design tools (SolidWorks), and 3D components (SPATIAL). Dassault Systemes is listed on the Nasdaq (DASTY) and Euronext Paris (#13065, DSY.PA) stock exchanges. For more information, visit http://www.3ds.com



Axiom Systems Press Contact:     Dassault Systemes Press Contacts:    Dassault Systemes Investor
Vijay Vasandani                  Anthony Marechal                     Contacts:
+ 1 770-645-0770                 +33 1 55 49 84 21                    Emma Rutherford, James
vijay@axiomsys.com               anthony_marechal@ds-fr.com           Melville-Ross
                                                                      Financial Dynamics
                                 Erick Van Houtte (Americas)
                                 +1 514 448-5439
                                 erick_vanhoutte@ds-ca.com            +44 207 831 3113

              IBM and Dassault Systemes Announce Version 5 Release
                         10 of their Product Lifecycle
                              Management Portfolio

                 "Connected by Knowledge" - V5R10 PLM Portfolio
                        establishes exceptional level of
                       solution integration in PLM market.
                     SMARTEAM release now synchronized with
                                 PLM Portfolio.


Paris, France - October 29, 2002 - IBM and Dassault Systemes (Nasdaq: DASTY; Euronext Paris: #13065, DSY.PA) today announced the release of Version 5 Release 10 (V5R10) of their PLM portfolio (product lifecycle management), comprised of CATIA for collaborative product development, and ENOVIA and SMARTEAM for collaborative life cycle management. Concurrently, Dassault Systemes announced V5R10 of DELMIA for lean manufacturing processes engineering.

"Connected by Knowledge" is the core concept of V5R10. It characterizes the unmatched level of integration achieved across the portfolio, as well as the resulting knowledge exchange and high-value business interaction it enables between customers.

V5R10 enables best practices deployment in product engineering, manufacturing, collaboration, and lifecycle management, providing value to customers in these areas:

     o As the largest and most integrated set of PLM solutions available on the market, the V5R10 3D PLM Portfolio gives businesses the choice of how to custom-build their PLM roadmap.
     o Small and medium sized businesses (SMB) using CATIA with SMARTEAM can now deploy PLM best practices that require an integrated combination of product development and lifecycle management technologies.

     o V5R10 pushes PLM integration past traditional interoperability to include high-value Knowledge. Beyond simply sharing results ("that's what I did"), customers can now share understanding, intent, know how, and configured product structures across all PLM solutions ("that's what I did and here's how and why I did it"). This creates new levels of collaboration efficiency.
     o The reuse best practice introduced in V5R9 as Morphing is now expanded from product and production resources to manufacturing processes. Combined with paperless shop floor capabilities, this enhancement makes product and process development more concurrent than ever.
     o V5R10 offers seamless integration with additional software partner applications to further grow solution coverage as well as create highly specialized PLM solutions for specific industries.
V5R10 significantly enhances interoperability with other-vendor CAD and PDM applications, as well as other business systems (CRM, ERP, SCM...), to facilitate operations in heterogeneous system environments, leverage legacy systems, and respect IT preferences of existing and future PLM customers.

"To compete fully in today's marketplace, businesses need fully integrated PLM solutions. That is why V5R10 is a major release - because it delivers an unparalleled degree of integration among our 3D PLM brands," said Bernard Charles, president and CEO of Dassault Systemes. "Knowledge has become the glue that connects our products. Whether with user-oriented knowledge - what we enable customers to do, or system-oriented knowledge - how we enable them to do it, V5R10 provides an integrated package that is unrivaled in the PLM market."

"Our integrated PLM solution from IBM and Dassault Systemes enables us to simulate every aspect of the end-to-end development process for complete automobile production, including design, support and manufacture before actual car production begins," said Bernhard Zechmann, Director of CAD/CAM/CAE Application Strategy, Bertrandt AG, one of the world's leading engineering solutions providers for the automotive industry. "CATIA V5 packs numerous design tools into one powerful application that can handle the whole product development process. Coupled with ENOVIA V5 for process optimization and reliable change management, we are able to improve designs and processes early in the development stage and share this knowledge with our automotive manufacturing customers in a common work environment, thus significantly optimizing work flow while achieving unequaled levels of quality."

"In addition to offering the broadest PLM solution ever, V5R10 also levels the PLM playing field," said Ed Petrozelli, general manager, IBM Product Lifecycle Management. "With the release of SMARTEAM now in step with the other products and the delivery of entry PLM solutions, V5R10 addresses the needs and budgets of small to medium sized businesses. The results can be significant. For example, a medium-sized Hong Kong appliance manufacturer has cut its product development time in half since implementing CATIA V5 in 2000."

V5R10 Solution Highlights (see http://www.3ds.com/en/press/ for detailed V5R10 information on each solution)

     o CATIA for collaborative product development - offers products ranging from Entry PLM (for SMBs) to Vertical Applications (major manufacturers) for best practices deployment and business process optimization.
     o DELMIA for lean manufacturing processes engineering - provides enhanced end-to-end process coverage for the automotive and aerospace industries and greater integration of DELMIA applications with ENOVIA.

     o ENOVIA for collaborative life cycle management - delivers performance and scalability improvements, enhanced LCA (Life Cycle Applications) process and program planning, new web component architecture in the Portal 3d com product, and better supply chain support for the ENOVIAVPM product through the new CATIA Work Package Exchange.
     o SMARTEAM for collaborative life cycle management - features simplified packaging, pricing and licensing, significantly enhanced SMARTEAM-CATIA interoperability, and new ENOVIA DMU interoperability.

PLM Solutions from IBM and Dassault Systemes enable customers to optimize their business Processes for Engineering, Manufacturing, Maintenance and Support, using Collaborative Workspaces to share a common product, process and resource model (PPR). With PPR, companies can capture, share and reuse Knowledge across the product life cycle. The open CAA V5 (Component Application Architecture) allows extension and integration of this solution within multi-enterprise environments.


                                       ###

About IBM
IBM is the world's largest information technology company, with 80 years of leadership in helping businesses innovate. IBM Sales & Distribution, which supports more than a dozen key industries worldwide, works with companies of all sizes around the world to deploy the full range of IBM technologies. The fastest way to get more information about IBM is through the IBM home page at http://www.ibm.com

About Dassault Systemes
As world leader in 3D PLM (three-dimensional Product Lifecycle Management) solutions, the Dassault Systemes group brings value to more than 55,000 customers in 80 countries. A pioneer in the 3D software market since 1981, Dassault Systemes develops and markets 3D PLM application software and services that support industrial processes and provide a 3D vision of the entire life cycle of products from conception to retirement. Its offering includes 3D PLM integrated solutions for product development (CATIA, DELMIA, ENOVIA, SMARTEAM), mainstream product design tools (SolidWorks), and 3D components (SPATIAL). Dassault Systemes is listed on the Nasdaq (DASTY) and Euronext Paris (#13065, DSY.PA) stock exchanges.

For more information, visit http://www.3ds.com
                            ------------------


IBM Press Contact:                    Dassault Systemes Press Contacts:   Dassault Systemes Investor Contacts:
Jennifer Feller                       Anthony Marechal
+33 1 41 88 61 89                                                         Emma Rutherford, Harriet Keen
jennyfeller@fr.ibm.com                                                    Financial Dynamics
----------------------                +33 1 55 49 84 21                   London tel : +44 207 831 3113
                                      anthony_marechal@ds-fr.com
                                      --------------------------
                                                                          Jen-Benoit Roquette, Ron Dassa
                                      Simon Manley, Anya Velzeboer        Financial Dynamics France
                                      Financial Dynamics                  Paris tel : +33 1 47 03 68 10

                                      London tel: +44 207 831 3113

                                      Lorie Lichtlen, Nelly Dimey
                                      Financial Dynamics France
                                      Paris tel: +33 1 47 03 68 10


                                    SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                              DASSAULT SYSTEMES S.A.


     Dated: October 29, 2002                  By:    /s/ Thibault de Tersant
                                                     ---------------------------
                                              Name:  Thibault de Tersant
                                              Title: Executive Vice President,
                                                     Finance and Administration